4 June 2019

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

霍金路偉律師行

香港金鐘道88號

太古廣場一座11樓

T    電話  +852 2219 0888

F    傳真  +852 2219 0222

www.hoganlovells.com

Stephanie Tang

Partner

stephanie.tang@hoganlovells.com

D  +852 2840 5026

1185388

VIA EDGAR AS CORRESPONDENCE

Mr. Michael Henderson

Staff Accountant

Mr. Robert Klein

Staff Accountant

Division of Corporation Finance, Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hexindai Inc.
Form 20-F for Fiscal Year Ended March 31, 2018
Response dated April 30, 2019
File No. 001-38245

Dear Mr. Henderson and Mr. Klein,

On behalf of our client, Hexindai Inc., a Cayman Islands company (the “Company”), we are submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 23, 2019 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on July 30, 2018 and the response filed by the Company on April 30, 2019.

The Company intends to include the disclosure required by the Staff in its annual report on Form 20-F for the fiscal year ended March 31, 2019 to be submitted in July 2019 (the “2019 Annual Report”). Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C.  Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb.  Business Service Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners
T A Fletcher
T C Hill
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
B May
N W O Tang
E I Low
J P Kwan
S K S Li
L H S Leung

Counsel
A D E Cobden
K K S Wong
K C W Lee
E Seto
J S F Yim

Foreign Legal Consultants
M A Zaldivar
(New York and Florida, USA)
S Peepels
(Pennsylvania, USA)
S Tang
(New York, USA)

Item 4. Information on the Company

Our Technology and Risk Management System, page 58

1.                            We have reviewed your response to comment one clarifying that you implemented stricter internal controls around the credit background investigations of your borrowers, which led to the significant decline in revenues. However, it is still unclear why the stricter internal controls you identified directly caused the attributed decline in revenues. In future filings, please revise your disclosures to address the following:

•             Disclose a summary of information that you discovered through the stricter controls of the credit background of the borrowers on your platform. For example, disclose whether many of the borrowers on your platform were discovered to have subpar credit ratings compared to previous assessments, were at risk of becoming delinquent or had multiple loans or other possible factors, and thus, were not allowed to participate on your platform;

RESPONSE:

In response to the Staff’s comment, due to the application of stricter internal controls facilitated by the Company’s cooperation with third-party credit reporting agencies and service providers, the Company has discovered several additional factors about its borrowers in addition to the scrutiny applied under its existing credit scoring standards. Such additional factors include, but are not limited to (a) multiple loans — some borrowers obtained multiple loans from different platforms in order to repay certain loans by using the proceeds from the others; and (b) collective fraud — some borrowers organized themselves to collectively and maliciously obtain loans from a consumer lending marketplace without the intention to repay these loans, because they discovered that in the event a consumer lending marketplace is suspended or shut down, they do not need to repay their outstanding loans.

•             Disclose the specific thresholds you use to determine whether a borrower is qualified to participate on your platform. For example, disclose if you no longer allow borrowers having below a premium credit rating (e.g., an “A” rating) to participate on your platform. To the extent that you still have borrowers with a “C” rating or below, then explain how this reconciles with your implementation of stricter controls; and

RESPONSE:

In response to the Staff’s comment, in light of the additional factors discussed in the first bullet point above, the Company has put in place several specific thresholds in deciding whether a borrower is qualified to participate on its platform. Such thresholds include (a) with respect to multiple loans, since it is usual industry practice for a consumer lending marketplace to investigate a potential borrower’s credit history at the Credit Reference Center of the People’s Bank of China before facilitating any loan to such borrower, the Company rejects an applicant on its platform if the Company’s background check reveals that such applicant’s credit history has been investigated for more than ten times; and (b) with respect to collective fraud, the Company analyzes an applicant’s background information obtained from third-party service providers to determine whether such applicant has any prior connection with collective fraud groups, and rejects the applicant if such connection is confirmed.

The Company respectfully advises the Staff that credit rating is only one factor among many that the Company considers in deciding whether to facilitate loans to a certain applicant. Therefore, the fact that the Company still accommodates borrowers with a “C” rating or below does not conflict with its implementation of stricter controls.

•             Disclose the exact number of borrowers that have applied for loans on your platform and were denied due to implementation of your stricter internal controls.

RESPONSE:

In response to the Staff’s comment, since the application of stricter internal controls, the Company has maintained an average approval rate of 9% for the third quarter of the fiscal year ended March 31, 2019, compared to those of 18% and 12% for the first and second quarter of the fiscal year ended March 31, 2019, respectively.

In connection with these responses, we acknowledge the following:

•                                The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions about the responses contained herein, please contact me at (852) 2219-0888 (office) or by email at stephanie.tang@hoganlovells.com.

Yours sincerely

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:                          Xiaobo An, Chief Executive Officer and Director, Hexindai Inc.
Qisen Zhang, Chief Financial Officer, Hexindai Inc.

Partners
T A Fletcher
T C Hill
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
B May
N W O Tang
E I Low
J P Kwan
S K S Li
L H S Leung

Counsel
A D E Cobden
K K S Wong
K C W Lee
E Seto
J S F Yim

Foreign Legal Consultants
M A Zaldivar
(New York and Florida, USA)
S Peepels
(Pennsylvania, USA)
S Tang
(New York, USA)

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C.  Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb.  Business Service Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.